EXHIBIT 77I

TERMS OF NEW OR AMENDED SECURITIES

FLAHERTY & CRUMRINE/CLAYMORE TOTAL RETURN FUND INCORPORATED

(the "Fund")

On October 29, 2003, the Fund issued 5,140 auction market preferred shares (2,570 shares of Series T7 and 2,570 shares of Series W28). The Articles Supplementary Establishing and Fixing the Rights and Preferences of Auction Market Preferred Stock are attached herewith as Exhibit 77(Q1).